Exhibit 99.1

Golden Heaven Group Holdings Ltd. Announces Financial Results for the First Half of Fiscal Year 2024

NANPING, China, July 30, 2024 /PRNewswire/ – Golden Heaven Group Holdings Ltd. (“Golden Heaven” or the “Company”) (Nasdaq: GDHG), an amusement park operator in China, today announced its unaudited financial results for the six months ended March 31, 2024 (“First Half 2024”).

First Half 2024 Financial Highlights

Revenue

	Six months ended March 31, 2024	Six months ended March 31, 2023	Change	Change (%)
Sales of in-park recreation	$12,795,422	$19,563,330	(6,767,908)	(34.59)%
Rental income	1,028,891	497,882	531,009	106.65%
Total revenue	$13,824,313	$20,061,212	(6,236,899)	(31.09)%

Our revenue is derived from sales of in-park recreation and rental income. The total revenue decreased by $6,236,899, or 31.09%, from $20,061,212 for the six months ended March 31, 2023 to $13,824,313 for the six months ended March 31, 2024.

No other revenue from other services occurred in the First Half 2024.

Our revenue from each of our revenue segments is summarized as follows:

For the six months ended March 31, 2024:

	Sales of in-park recreation	Rental income	Total
Reportable segment revenue	$12,795,422	$1,028,891	$13,824,313
Inter-segment loss	—	—	—
Revenue from external customers	$12,795,422	$1,028,891	$13,824,313
Segment gross profit	$6,153,099	$1,028,891	$7,181,990
Gross margin	48.09%	100.00%	51.95%

For the six months ended March 31, 2023:

	Sales of in-park recreation	Rental income	Total
Reportable segment revenue	$19,563,330	$497,882	$20,061,212
Inter-segment loss	—	—	—
Revenue from external customers	$19,563,330	$497,882	$20,061,212
Segment gross profit	$13,963,218	$497,882	$14,461,100
Gross margin	71.37%	100.00%	72.08%

Sales of in-park recreation

For the six months ended March 31, 2024, revenue from sales of in-park recreation decreased by approximately $6.77 million compared to the same period in 2023. Such decrease was mainly because Mangshi Jinsheng Amusement Park has been temporarily closed since September 2023, with no revenue being generated from that park, and also because increased cold and rainy weather in the First Half 2024 led to a decrease in tourists, resulting in a decrease in income for the parks.

Rental income

For the six months ended March 31, 2024, rental income increased by approximately $0.53 million compared to the same period in 2023. Such increase was mainly due to the rental payment from the electricity-free park attractions, which started to generate such revenue in Tongling West Lake Amusement World on May 1, 2023, when the term for such attractions commenced. The rental term extends through to April 30, 2025, and the rental payment is RMB800,000 per month.

Cost of Revenue

Our cost of revenue increased by $1,042,211, or 18.61%, from $5,600,112 for the six months ended March 31, 2023 to $6,642,323 for the six months ended March 31, 2024. The increase in costs of revenue was mainly due to increased rental fee and depreciation costs from the following: (i) new leased assets from Nanping Golden Heaven Amusement Park Management Co., Ltd., and (ii) the depreciation cost of the Children’s Castle project and   Tongling West Lake Amusement World from the First Half 2024.

Gross Profit

For the six months ended March 31, 2024, gross profit from sales of in-park recreation decreased by approximately $7.28 million compared to the same period in 2023, primarily because (i) Mangshi Jinsheng Amusement Park has been temporarily closed since September 2023, with no revenue being generated from such park, (ii) maintenance costs and rental fee increased for the six months ended March 31, 2024, and (iii) increased cold and rainy weather in the First Half 2024 led to a decrease in tourists, resulting in a decrease in income for the parks.

The profit margin of sales of in-park recreation decrease from 71.37% for the six months ended March 31, 2023 to 48.09% for the six months ended March 31, 2024, primarily because (i) Mangshi Jinsheng Amusement Park has been temporarily closed since September 2023, with no revenue being generated from such park, (ii) maintenance costs and rental fee increased for the six months ended March 31, 2024, and (iii) increased cold and rainy weather in the First Half 2024 led to a decrease in tourists, resulting in a decrease in income for the parks.

Operating Expenses

Our total operating expenses decreased by $367,999, or 9.13%, from $4,029,055 for the six months ended March 31, 2023 to $3,661,056 for the six months ended March 31, 2024. This decrease was mainly attributable to (i) a decrease of approximately $0.33 million in general and administrative expenses, or G&A expenses, and (ii) a decrease of approximately $0.03 million in selling expenses.

The decrease of G&A expenses in this period was due to a decrease of approximately $0.33 million in professional fees, mainly consisting of attorney fees, audit fees and brokerage fees for the six months ended March 31, 2023 in relation to the Company’s recent initial public offering. No such expenses were incurred for the six months ended March 31, 2024.

The decrease in selling expenses was attributable to a decrease of approximately $0.03 million in advertising fees.

Other (expense) income, net

Our other income increased by $519,056, or 1092.98%, from $(47,490) for the six months ended March 31, 2023 to $471,566 for the six months ended March 31, 2024. This was primarily attributable to an increase in the gain on disposal of property, plant and equipment of Mangshi Jinsheng Amusement Park Co., Ltd.

Income tax expense

Our income tax expense decreased by $1,520,857, or 51.22%, from $2,969,337 for the six months ended March 31, 2023 to $1,448,480 for the six months ended March 31, 2024. We are subject to the standard income tax rate of 25% under the PRC tax laws.

Net income

Our net income decreased by $4,871,198, or 65.69%, from $7,415,218 for the six months ended March 31, 2023 to $2,544,020 for the six months ended March 31, 2024. Such change was the result of the combination of the changes as discussed above.

Liquidity

As of March 31, 2024, we had cash and cash equivalents of approximately $0.13 million, working capital of approximately negative $4.62 million and total shareholders’ equity of approximately $64.29 million, compared to cash and cash equivalents of approximately $0.25 million, working capital of approximately $0.21 million and total shareholders’ equity of approximately $61.05 million, respectively, as of September 31, 2023.

Recent Developments

On May 9, 2024, the Company’s board of directors (the “Board”) granted 9,800,000 Class A ordinary shares of the Company, par value $0.0001, pursuant to the Company’s 2024 Omnibus Equity Plan, to certain officers, directors and employees of the Company.

In 2024, Yueyang Jinsheng Amusement Development Co., Ltd. (“Yueyang Jinsheng”) reached a settlement with two parties with respect to a dispute over a contract with contractors. According to the settlement agreement, Yueyang Jinsheng is required to pay RMB3,700,000, of which amount, RMB500,000 is due before February 8, 2024 (which has been paid as of the date of this report), RMB500,000 is due before June 30, 2024 (which has been paid as of the date of this report), RMB500,000 is due before December 30, 2024, and the balance is due before June 30, 2025. As of the date of this report, the settlement amount has not been fully paid.

Three punitive class action lawsuits were filed on December 8, 2023, December 19, 2023 and January 17, 2024 by certain shareholders against the Company, its then Chief Executive Officer, Qiong Jin, its Chief Financial Officer, Jinguang Gong and its independent directors in the Supreme Court of the State of New York (Case No. 161978/2023) and United States District Court for the Central District of California (Case No. 2:23-cv-10619-HDV-SK and Case No. 2:24-cv-00423-SVW-AJR). The above two complaints filed in United States District Court for the Central District of California on behalf of persons or entities who purchased or otherwise acquired publicly traded securities of the Company during the class period assert claims that plaintiffs were economically damaged, and generally allege that the referenced defendants violated sections 10(b) and 20(a) of the Securities Exchange Act of 1934, as amended, and Rule 10b-5 promulgated thereunder, by making allegedly false and misleading statements regarding, among other matters, the Company’s business operations, management, financial condition and prospects. Plaintiffs in the matter filed in the United States District Court for the Central District of California filed motion to consolidate the two matters and appoint lead Plaintiff and lead counsel. The Court held a hearing on the motions on April 11, 2024, consolidated the actions, appointed Rahul Patange (“Patange”) as Lead Plaintiff in the consolidated action, and Pomerantz LLP as lead counsel. The consolidated action will now proceed under the Case No. 2:23-cv-10619-HDV-SK. The parties have agreed on a briefing schedule for the Lead Plaintiff to file an amended complaint and for Defendants to respond to the newly amended complaint. The Lead Plaintiff filed an Amended Consolidated Class-Action Complaint on July 16, 2024, and the Company intends to move to dismiss Amended Consolidated Class-Action Complaint on September 13, 2024. The complaint filed in the Supreme Court of the State of New York on behalf of persons or entities who purchased or otherwise acquired publicly traded securities of the Company during the class period asserts claims that the plaintiffs were economically damaged, and generally alleges that the defendants violated sections 11 and 15 of the Securities Exchange Act of 1933, as amended, by making allegedly inaccurate, untrue and misleading statements regarding, among other matters, the Company’s business operations, management, financial condition and prospects. Plaintiffs amended the Supreme Court of the State of New York complaint on February 14, 2024. On April 15, 2024, Revere Securities, LLC and R.L. Lafferty & Co. (collectively, the “Underwriter Defendants”) filed a cross-claim in the New York matter against the Company for indemnification pursuant to the Underwriter Agreement dated April 11, 2023. As of the date hereof, the Company has only filed an answer to the Supreme Court of the State of New York amended complaint and the Underwriter Defendants’ cross-claims. The Company strongly denies any wrong-doing, and intends to vigorously defend all of the foregoing matters. Since the lawsuits are still in the preliminary stage, the Company is currently unable to estimate the potential outcome, if any, associated with the resolution of the lawsuits.

Since September 30, 2023, Mangshi Jinsheng Amusement Park, one of the Company’s amusement parks, has been temporarily closed. Such park closure was a strategic decision to explore the future business development of the park. Mangshi Jinsheng Amusement Park may be re-opened in the future with a new business model, once the detailed plans are finalized by the Company’s management.

Since July 12, 2024, Qujing Jinsheng Amusement Park, one of the Company’s existing amusement parks, has been temporarily closed, and is expected to reopen in approximately three months. The park closure is due to the need for electrical conversion and maintenance, as mandated by the local government in Qujing City.

With respect to the matters raised in Hindenburg Research’s report on the Company, the Company’s board of directors (the “Board”) conducted an internal investigation. The counsel leading such internal investigation gave a full and comprehensive verbal report to the Board about the findings of the internal investigation. The Board has carefully considered such findings and decided to conclude this matter.

About Golden Heaven Group Holdings Ltd.

The Company is an offshore holding company incorporated in the Cayman Islands with no material operations of its own. Through its Chinese operating entities, the Company manages and operates amusement parks, water parks and complementary recreational facilities. The parks offer a broad selection of exhilarating and recreational experiences, including both thrilling and family-friendly rides, water attractions, gourmet festivals, circus performances, and high-tech facilities. For more information, please visit the Company's website at https://ir.jsyoule.com/.

Forward-Looking Statements

This press release contains "forward-looking statements". Forward-looking statements reflect our current view about future events. These forward-looking statements involve known and unknown risks and uncertainties and are based on the Company's current expectations and projections about future events that the Company believes may affect its financial condition, results of operations, business strategy and financial needs. Investors can identify these forward-looking statements by words or phrases such as "may," "will," "could," "expect," "anticipate," "aim," "estimate," "intend," "plan," "believe," "is/are likely to," "propose," "potential," "continue" or similar expressions. The Company undertakes no obligation to update or revise publicly any forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law. Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that such expectations will turn out to be correct, and the Company cautions investors that actual results may differ materially from the anticipated results and encourages investors to review other factors that may affect its future results in the Company's registration statement and other filings with the U.S. Securities and Exchange Commission.

For more information, please contact:

Golden Heaven Group Holdings Ltd.

Email: group@jsyoule.com

Ascent Investors Relations LLC

Tina Xiao

Phone: +1-646-932-7242

Email: tina.xiao@ascent-ir.com

GOLDEN HEAVEN GROUP HOLDING LTD.
CONDENSED CONSOLIDATED BALANCE SHEETS

	March 31,	September 30,
	2024 (Unaudited)	2023 (Audited)
ASSETS
CURRENT ASSETS
Cash and cash equivalents	$129,417	$245,908
Advances to suppliers and other current assets	3,684,106	14,433,069
Other receivables	55,598	57,723
TOTAL CURRENT ASSETS	$3,869,121	$14,736,700

NON CURRENT ASSETS
Property, plant and equipment, net	$30,121,382	$32,321,643
Right of use assets	10,134,250	6,151,204
Other non-current assets	38,791,543	29,017,886
TOTAL NON CURRENT ASSETS	79,047,175	67,490,733
TOTAL ASSETS	$82,916,296	$82,227,433

LIABILITIES
CURRENT LIABILITIES
Accounts payable	$670,425	$4,259,820
Accrued expenses and other payables	2,679,788	3,037,092
Tax payable	1,367,481	1,012,103
Advances from customers	2,764,597	5,732,349
Loan payables	195,772	139,280
Lease liability-current	812,055	346,005
TOTAL CURRENT LIABILITIES	$8,490,118	$14,526,649

NON-CURRENT LIABILITIES
Lease liability-non-current	$9,414,944	$5,805,199
Other non-current liabilities	240,310	237,472
Amount due to related party	480,106	607,355
TOTAL NON-CURRENT LIABILITIES	10,135,360	6,650,026
TOTAL LIABILITIES	$18,625,478	$21,176,675

STOCKHOLDER’S EQUITY
Golden Heaven Group Holdings Ltd., Stockholders’ equity
*Ordinary shares, $0.0001 par value; 2,000,000,000 shares authorized; 51,750,000 shares and 51,750,000 shares issued as of March 31, 2024 and September 30, 2023, respectively
Class A ordinary shares, $0.0001 par value; 1,800,000,000 shares authorized; 41,750,000 shares and 41,750,000 shares issued as of March 31, 2024 and September 30, 2023, respectively	$4,175	$4,175
Class B ordinary shares, $0.0001 par value; 200,000,000 shares authorized; 10,000,000 shares and 10,000,000 shares issued as of March 31, 2024 and September 30, 2023, respectively	1,000	1,000
Additional paid-in capital	6,189,739	6,189,739
Statutory reserve	3,462,673	3,462,673
Retained Earnings	58,103,581	55,559,561
Accumulated other comprehensive income	(3,470,350)	(4,166,390)
Total stockholders’ equity	64,290,818	61,050,758
TOTAL LIABILITIES AND STOCKHOLDERS’ EQUITY	$82,916,296	$82,227,433

*	On August 11, 2023, the Company’s shareholders approved (i) the increase of the Company’s authorized share capital from $50,000 divided into 500,000,000 ordinary shares of par value $0.0001 each, to $200,000 divided into 2,000,000,000 ordinary shares of par value $0.0001 each; (ii) the re-designation and re-classification of ordinary shares of the Company into Class A Ordinary Shares and Class B Ordinary Shares. The Company’s authorized share capital is $200,000 divided into 1,800,000,000 Class A Ordinary Shares of par value $0.0001 each and 200,000,000 Class B Ordinary Shares of par value $0.0001 each.

GOLDEN HEAVEN GROUP HOLDING LTD.
CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS AND
COMPREHENSIVE INCOME (LOSS)
(Unaudited)

	Six Months Ended March 31,
	2024	2023
Revenue	$13,824,313	$20,061,212
Cost of revenue	6,642,323	5,600,112
Gross profit	7,181,990	14,461,100

Operating Expenses
General and administrative expenses	1,832,855	2,166,293
Selling expenses	1,828,201	1,862,762
Total operating expenses	3,661,056	4,029,055
Income from operations	3,520,934	10,432,045

Other (expenses) income
Interest income	2,556	32,517
Interest expenses	(3,474)	(3,030)
Gain on disposal of property, plant and equipment	226,077	-
Other income (expenses), net	246,407	(76,977)
Total other expenses, net	471,566	(47,490)

Profit before Income Tax	3,992,500	10,384,555
Income tax expense	(1,448,480)	(2,969,337)
Net Income	$2,544,020	$7,415,218

Other comprehensive income
Net income	$2,544,020	$7,415,218
Foreign currency translation	696,040	1,780,031
Comprehensive income	3,240,060	9,195,249
Earnings per share	$0.05	$0.15
Weighted average number of ordinary shares	51,687,671	50,000,000

GOLDEN HEAVEN GROUP HOLDING LTD.
CONDENSED CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ EQUITY
(Unaudited)

Six months ended March 31, 2023

	Ordinary shares			Statutory	Retained	Accumulative other comprehensive
	Class A	Class B	Amount	reserve	earnings	income	Total

Balance at September 30, 2022	40,000,000	10,000,000	$5,000	$3,372,733	$49,099,917	$(2,870,294)	$49,607,356
Net income	—	—	—	—	7,415,218	—	7,415,218
Foreign currency translation	—	—	—	—	—	1,780,031	1,780,031
Balance at March 31, 2023	40,000,000	10,000,000	$5,000	$3,372,733	$56,515,135	$(1,090,263)	$58,802,605

Six months ended March 31, 2024

	Ordinary shares			Statutory	Additional paid-in	Retained	Accumulative other comprehensive
	Class A	Class B	Amount	reserve	capital	earnings	income	Total
Balance at September 30, 2023	41,750,000	10,000,000	$5,175	3,462,673	$6,189,739	$55,559,561	$(4,166,390)	$61,050,758
Net income	—	—	—	—	—	2,544,020	—	2,544,020
Foreign currency translation	—	—	—	—	—	—	696,040	696,040
Balance at March 31, 2024	41,750,000	10,000,000	$5,175	3,462,673	$6,189,739	$58,103,581	$(3,470,350)	$64,290,818

GOLDEN HEAVEN GROUP HOLDING LTD.
CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
(Unaudited)

	Six Months Ended March 31,
	2024	2023
CASH FLOWS FROM OPERATING ACTIVITIES
Net income	$2,544,020	$7,415,218
Adjustments to reconcile net income to net cash provided by operating activities
Depreciation	1,897,125	1,479,463
Gain on disposal of property, plant and equipment	(226,077)	-
Changes in operating assets and liabilities
Other receivables	2,808	(49)
Advances to suppliers and other current assets	1,491,311	(1,759,938)
Accounts payable	(3,589,395)	-
Accrued expenses and other payables	(1,926)	(456,848)
Advances from customers	(3,029,512)	(768,227)
Net cash (used in)/provided by operating activities	(911,646)	5,909,619

CASH FLOWS FROM INVESTING ACTIVITIES
Additions to property, plant and equipment	(13,228)	-
Proceeds from disposal of equipment	1,042,988	-
Net cash provided by investing activities	1,029,760	-

CASH FLOWS FROM FINANCING ACTIVITIES
Repayment of amounts due to related parties	(127,249)	(899,965)
Proceeds from loan payable	54,705	-
Net cash used in financing activities	(72,544)	(899,965)
Effect of change in exchange rate	(162,061)	806,128

NET (DECREASE) INCREASE IN CASH AND CASH EQUIVALENTS	(116,491)	5,815,782
Cash and cash equivalents, beginning of period	245,908	22,447,144
Cash and cash equivalents, end of period	$129,417	$28,262,926

SUPPLEMENTAL CASH FLOW INFORMATION:
Cash paid for interest expense	3,474	3,030
Cash paid for income tax	1,123,505	3,461,277